Pillsbury Winthrop Shaw Pittman LLP

50 Fremont Street | San Francisco, CA 94105-2228 | tel 415.983.1000 | fax 415.983.1200

MAILING ADDRESS: P. O. Box 7880 | San Francisco, CA 94120-7880

Blair W. White

tel 415.983.7480

blair.white@pillsburylaw.com

August 24, 2011

Securities and Exchange Commission

100 F Street, N.W., Mail Stop 3561

Washington, D.C. 20549

Attention:	Pamela Long Assistant Director

Re:	Renewable Energy Group, Inc.
Registration Statement on Form S-1
Filed July 18, 2011
File No. 333-175627
Annual Report on Form 10-K for the fiscal year ended December 31, 2010
Filed March 31, 2011, as amended
File No. 333-161187

Dear Ms. Long:

REG Energy Group, Inc. (the “Registrant”) hereby provides the following information in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to the Registrant dated August 15, 2011. Set forth below are the Registrant’s responses to the Staff’s comments. The number of the responses and the headings set forth below correspond to the numbered comments and headings in the letter from the Staff.

Registration Statement on Form S-1

General

1.	We note that you have omitted information beyond that permitted by Rule 430A of Regulation C. Please provide sufficient time for us to process your filing once you include this omitted information and be advised that its effect on disclosure throughout the document may cause us to raise additional issues as part of our review.

August 24, 2011

Response: The Registrant respectfully notes the Staff’s comment and intends to include any missing information when available.

2.	As soon as practicable, please furnish to us a statement as to whether or not the amount of compensation to be paid to the underwriters has been cleared by FINRA. Prior to the effectiveness of the registration statement, please provide us with a copy of the clearance letter or a call from FINRA informing us that FINRA has no additional concerns.

Response: The Registrant respectfully notes the Staff’s comment and will provide the requested information when available.

3.	Please update your disclosure throughout your prospectus as of the latest practicable date, including your disclosure relating to beneficial ownership and dilution.

Response: The Registrant has updated the disclosure as of the latest practicable date, including the disclosure relating to beneficial ownership and dilution.

4.	Please identify the source(s) for the industry and market information that you provide in your prospectus. In this regard, we note that you have provided numerous factual assertions, but you do not always indicate whether the source of this information is management’s belief, industry data, scientific reports, general articles, or any other source. If this information is based upon management’s belief, please indicate that this is the case and also provide an explanation for the basis of your belief. If this information is based upon other sources, please provide us with copies of these sources. Finally, if you funded or were otherwise affiliated with any of the sources that you cite, please provide clear disclosure to this effect. Otherwise, please confirm that these sources are widely available to the public. If any sources are not publicly available, either file consents or explain to us why you are not required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act. To expedite our review, please provide us with copies of each source, clearly marked to highlight the portion or section that contains this information and cross-reference it to the appropriate location in your filing. We may have additional comments upon reviewing your response.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure in its registration statement to identify the sources of the information. In addition, the Registrant has removed from its registration statement certain factual statements for which a reliable source was not readily available. The Registrant is supplementally providing the Staff copies of each source cited in its registration statement, clearly marked to highlight the portion or section that contains this

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information and cross-referencing to the appropriate location in the Registrant’s filing. The supplemental information identifies the factual assertions in the registration statement and the source materials for such statement, including an explanation of the basis for management’s belief in cases where that is the source of the statement. None of the source materials were funded by the Registrant and all of the materials are widely available to the public or publicly available for a fee.

5.	Under an appropriate heading, please briefly describe in plain English the intended purpose and mechanics of the EPA’s renewable identification number, or RIN, system and how it impacts your earnings and operations. In addition, wherever you reference RINs in your prospectus, please provide a cross-reference to the more detailed discussion of RINs requested by this comment. We note your disclosure under the heading “Renewable Fuel Standard” beginning on page 80.

Response: The Registrant has added the requested disclosure on page 42 and page 83 under the heading “Renewable Identification Numbers” in response to the Staff’s comment and has added a cross-reference to this discussion where RINs are referred to elsewhere in the registration statement.

6.	We remind you to revise your registration statement to provide updated financial statements and related information, as provided in Rule 3-12 of Regulation S-X.

Response: The Registrant has provided updated financial statements and related information, as provided in Rule 3-12 of Regulation S-X.

7.	To the extent that you revise your financial statements, related footnotes, MD&A or related financial information in response to our comments, please also revise your future annual and interim filings, as appropriate, to reflect such revisions.

Response: The Registrant respectfully notes the Staff’s comment and will revise future annual and interim filings, as appropriate.

Prospectus Cover Page

8.	In view of the requirements of Item 501(b) of Regulation S-K, please tell us why you believe it is necessary to include the second paragraph about your Class A stock on the cover page. We note that your offering does not include any Class A stock.

August 24, 2011

Response: The Registrant respectfully advises that Staff that it believes it is necessary to include the second paragraph about its Class A Common Stock on the cover page of the prospectus to inform investors of the fact there will be two classes of common stock outstanding during the lock-up period following the offering. The Registrant respectfully submits that this structure is not standard in many offerings and as such, the Registrant believes the disclosure on the cover page of the prospectus is helpful to investors.

9.	Please remove the term “Joint Book-Running Managers” from the cover page. We would not object to such identification on the outside back cover.

Response: The Registrant has removed the term “Joint Book-Running Mangers” from the cover page.

Prospectus summary, page 1

10.	Please provide us with supplemental support for the following statements on pages 1 and 2:

•	We are the largest producer of biodiesel in the United States.

•	We have played a leading role in developing the United States biodiesel industry since our inception in 1996.

•	We have led the consolidation of the United States biodiesel industry.

•	We are a leading marketer of biodiesel in the United States.

In addition, please disclose the measure against which you have determined that you are the largest producer of biodiesel in the United States. Please make conforming revisions, as necessary, throughout the prospectus.

Response: Below is an explanation of the external support for each of the statements referenced in the Staff’s comment.

•	We are the largest producer of biodiesel in the United States.

The Registrant has revised the statements on pages 1 and 86 to clarify it is the largest producer in the United States based on gallons produced. The Registrant is supplementally providing the Staff with an email from the National Biodiesel Board (“NBB”) stating that we are the largest biodiesel producer among the NBB member facilities. The Registrant is also supplementally providing the Staff

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with a list of all 139 biodiesel plants registered with the Environmental Protection Agency (“EPA”) pursuant to RFS2. We have separated this list to show which plants are a members of NBB based on our reconciliation of the EPA list with the list of NBB members listed on the NBB’s website. As you will see, there are a total of 27 biodiesel plants registered with EPA who are not members of NBB. Of those 27 biodiesel plants, the largest producer is FutureFuels, which owns a biodiesel plant with a nameplate capacity of 59 million gallons of biodiesel per year. The nameplate capacity of a facility represents the maximum amount of biodiesel that can be produced at the facility. Since we produced 68 million gallons in 2010 and have produced a total of 58 gallons in the first six months of 2011, there are no non-NBB members facilities that have a facility with a nameplate capacity capable of producing more biodiesel than the Registrant. Given this fact and the NBB’s confirmation that we are the largest producer of biodiesel among its member facilities, the Registrant respectfully submits it is the largest producer of biodiesel in the United States based on gallons produced.

•	We have played a leading role in developing the United States biodiesel industry since our inception in 1996.

The Registrant respectfully submits that it played a leading role in developing the United States biodiesel industry since our inception in 1996. The Registrant’s claim to have “played a leading role” is based on the following objective support: (1) the length of the Registrant’s operations and the operational expertise it has developed, (2) the number of plants the Registrant has constructed, (3) the Registrant’s innovation with respect to new feedstock use, and (4) the Registrant’s role in developing marketing standards in the biodiesel industry and new product specifications.

The Registrant began operating its Ralston facility in 1996. In 2002, the earliest data available, annual biodiesel production in the U.S. was only approximately 15 million gallons for the 12 months ended September 2002, according to data compiled by the NBB. By September 2006, biodiesel production capacity had expanded to approximately 250 million gallons for the 12 months ended September 2006, according to data compiled by the NBB. Because of the Registrant’s early entry into the biodiesel market, it has been able to play a leading role in the evolution of the biodiesel industry as whole.

The Registrant has managed the operations of ten biodiesel plants, which is a significant number of plants for an industry characterized by individually owned and operated facilities. Through this extensive management experience, the Registrant

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has integrated its own technology with the technology of others to develop best-in-class operational standards.

Throughout its history, the Registrant has developed expertise in all aspect of the biodiesel industry. The Registrant has constructed seven commercial-scale plants, which the Registrant believes is as many as the other leading biodiesel industry participant. The Registrant has gained unique knowledge about biodiesel construction and has used this knowledge to develop industry standards.

The Registrant was one of the pioneers of a multi-feedstock platform and moved to this platform at a time when most biodiesel facilities were operating with soy only. The Registrant installed its own feedstock lab in 2009 and began engaging in various feedstock feasibility studies. The Registrant believes these feedstock feasibility studies are the most comprehensive studies done by industry participants to date.

When biodiesel was first introduced, it was marketed based on the feedstock used to produce the biodiesel. The Registrant was one of the first biodiesel producers to begin marketing biodiesel based on the performance attributes of the fuel rather than the feedstock. This is now the industry standard for the marketing of biodiesel. In addition, the Registrant was one of the first biodiesel producers to develop a proprietary internal product specification much more stringent than the industry standard ASTM D6751 specification. Many biodiesel producers have followed suit and have begun producing biodiesel that exceeds ASTM D6751.

In conclusion, the Registrant’s early entry into the biodiesel market has enabled it to play a leading role in the development of the industry as a whole. The Registrant’s operational experience, plant construction, innovation in feedstock use, and development of marketing standards and product quality specifications demonstrate its leadership.

•	We have led the consolidation of the United States biodiesel industry.

The Registrant has revised the statements on pages 1 and 86 to it believes it has completed more acquisitions of in the biodiesel industry than any of its competitors since 2006. Management’s belief with respect to this statement is based on the following information. As noted in the supplemental materials provided to the Staff, there are a total of 139 biodiesel plants registered with the EPA under RFS2. The Registrant has provided the Staff with a list of all biodiesel acquisitions that have been reported since 2008 based on data primarily from MergerStat, LLC, a mergers and acquisition data

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collection service which is publicly available for a fee, supplemented by information found by searching the internet for all announced biodiesel industry acquisitions. There have been a total of 35 acquisitions of United States biodiesel businesses reported, representing an aggregate of 510 mgy of biodiesel production capacity. The Registrant accounts for eight of those acquisitions, representing 212 mgy of biodiesel production capacity. No other party has completed more than one acquisition. Several of those acquisitions were completed by companies already in the biodiesel business, e.g Ag Processing’s recent acquisition of East Fork Biodiesel and ADM’s acquisition of Praire Pride, contributing to the further consolidation of the biodiesel industry. The largest acquisition by a party other than the Registrant represented 60 mgy of biodiesel production capacity. As such, the Registrant respectfully submits it has led the consolidation of the United States biodiesel industry based on the number of acquisitions and the number of gallons of production capacity acquired.

•	We are a leading marketer of biodiesel in the United States.

The Registrant respectfully submits it is a leading marketer of biodiesel in the United States based on the fact that it markets one of the largest volumes of biodiesel in the United States and markets biodiesel in 43 states. In 2010, the Registrant marketed 20% of the United States biodiesel production. As noted above, there are 139 producers of biodiesel, many of which market biodiesel. The Registrant respectfully submits that it is a leading marketer of biodiesel in the United States because it has marketed in 43 states one-fifth of the biodiesel sold in 2010

11.	We note your disclosure that the EIA estimated that the global market in 2007 for biodiesel was 522 billion gallons. As you do not appear to have any operation outsides the U.S. at this point, please tell us why you have included this information in the prospectus summary.

Response: The Registrant has removed the information about the global market for petroleum-based distillate fuel from the prospectus summary.

Our competitive strengths, page 2

Strategic relationships with other industry participants, page 2

12.	Please disclose here that the other industry participants to which you refer are also principal (and possibly selling) stockholders. Please also comply with this comment under the heading “Our Competitive Strengths” on page 88.

August 24, 2011

Response: The Registrant has revised its disclosure in the prospectus summary and under the heading “Other Competitive Strengths” in the business section to disclose the industry participants that are listed are also our principal stockholders. The Registrant will further revise this disclosure to state these entities are also selling stockholders if such stockholders elect to participate in the offering.

Risks associated with our business, page 3

13.	We note your risk factor disclosure on page 27 regarding the fact that after this offering your five largest stockholders will continue to beneficially own a sufficient percentage of outstanding common stock to allow them, acting together, to decide all matters requiring stockholder approval. Please tell us what consideration you have given to briefly disclosing this information in the prospectus summary.

Response: The Registrant has revised the prospectus summary to disclose the fact that insiders have substantial control over the Registrant and will continue to exercise influence over corporate matters following the offering.

The offering, page 5

Use of proceeds, page 5

14.	Please disclose here that you intend to use approximately $12 million of the net proceeds from this offering to acquire your facility in Seneca, Illinois.

Response: The requested disclosure has been added.

Risk factors, page 9

15.	We note your statements in the introductory paragraph that the risks described are not the only ones you face and that additional risks and uncertainties of which you are currently unaware or that you currently believe are not material may exist. Please clarify that the ensuing discussion covers all material risks or disclose all known material risks and remove language suggesting that there may be other significant risks.

Response: The requested revisions have been made.

Capitalization, page 35

16.	Your table indicates that 14,000,000 shares of Series A Preferred Stock are authorized; however, your balance sheet at March 31, 2011 shows

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60,000,000 shares are authorized. Please revise to reconcile the share amounts.

Response: The Registrant has revised its balance sheet and notes to reflect 14,000,000 shares of Series A redeemable preferred stock are authorized.

Dilution, page 37

17.	Please disclose the amount of dilution that investors in your proposed offering will experience in the event the underwriters exercise their over-allotment option in full.

Response: The requested revisions have been made although the dilution calculations are unknown at this time.

Selected consolidated financial data, page 39

18.	Please revise your consolidated balance sheet data to include your long-term obligations and redeemable preferred stock as provided in Item 301 of Regulation S-K.

Response: The requested revisions have been made.

Management’s discussion and analysis of financial condition and results of operations, page 41

Accounting for Investments, page 48

19.	Please revise the first paragraph of your discussion to address your consideration of the percentage ownership in your determination of accounting for investments under the equity method, including disclosing your percentage ownership in Bell LLC, as well as SoyMor prior to its acquisition by you in July 2011.

Response: The Registrant has revised the first paragraph of its disclosure under the heading “Accounting for Investments” on page 48 in response to the Staff’s comment.

Risk Management, page 50

20.	Please describe the mechanics of your “tolling arrangements,” as referenced under this heading and elsewhere in your prospectus.

August 24, 2011

Response: The Registrant has added the requested disclosure under the heading “Critical Accounting Policies” on page 50 and has added a cross-reference to the disclosure under the heading “Risk Management.”

Critical Accounting Policies, page 51

Revenue Recognition, page 51

21.	Please expand your discussion of revenue associated with the governmental incentive programs to discuss the length of time that elapses between the sale of the product giving rise to the incentive and when you determine collectability is reasonably assured by the applicable government agency. Additionally, please tell us, and revise as appropriate if there are circumstances under which the government challenges the incentive and how you account for these occurrences, if any.

Response: The Registrant has added the requested disclosure on page 51.

22.	We note that you act as a sales agent for certain third parties and recognize revenues on a net basis. Please revise to clarify, if true, that this includes sales of biodiesel produced by third parties.

Response: The Registrant has added the requested disclosure on page 51.

Impairment of Long-Lived Assets and Certain Identifiable Intangibles, page 52

23.	Please expand your disclosure to discuss the significant assumptions you used in your impairment analysis, how such assumptions related to then-current market conditions. Please also specifically address your impairment analysis with respect to the four construction-in-progress facilities and the circumstances that resulted in the $7.5M asset impairment during the year ended December 31, 2010.

Response: The requested revisions have been made on page 52.

Goodwill Asset Valuation, page 52

24.

Please clarify the number and nature of the reporting units to which you have allocated goodwill. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying values and goodwill for such reporting units, in the aggregate or individually, and if impaired, could materially impact your results or total

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shareholders’ equity, please identify and provide the following disclosures for each such reporting unit:

•	The percentage by which fair value exceeds carrying value as of the most-recent step one test.

•	The amount of goodwill allocated to the reporting unit.

•	A description of the material assumptions that drive estimated fair value.

•	A discussion of any uncertainties associated with each key assumption.

•	A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.

If you have determined that estimated fair values substantially exceed the carrying values of your reporting units, please disclose that determination. Refer to Item 303 of Regulation S-K.

Response: The Registrant has revised its disclosure on page 53 to clarify the number and nature of the reporting units to which it has allocated goodwill. The Registrant notes that all of its reporting units have estimated fair values that are substantially in excess of their carrying values. The Registrant has revised its disclosure on page 53 to clarify that all of the reporting units have estimated fair values that are substantially in excess of their carrying values for such reporting units.

Results of Operations, page 57

Revenues, pages 57, 60, and 63

25.	Please revise your registration statement to quantify how much of the fluctuation in biodiesel revenue, from period to period, was due to average selling price versus gallons sold.

Response: The Registrant has revised its disclosure on pages 58, 61 and 65 in response to the Staff’s comment.

Effects of the Biofuels Merger Recapitalization, pages 59 and 62

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26.	Please revise your discussion to more fully explain the significant components of the $8.5 million merger recapitalization.

Response: The Registrant has revised its disclosure on pages 60 and 63.

Liquidity and Capital Resources, page 65

Sources of Liquidity, page 65

27.	We note that certain of your credit agreement contain financial covenants. To the extent that it is reasonably likely that you will not meet any significant debt covenant, please revise your registration statement to also present, the actual ratios/amounts in addition to the minimum/maximum ratios/amounts permitted at each reporting date. Such a presentation will allow investors to better understand your current status and ability to meet financial covenants. Refer to Section 501.13c of the Financial Reporting Codification.

Response: The Registrant notes it does not believe that it is reasonably likely that it will not meet any of its significant debt covenants. The Registrant further notes it was in compliance with all of its second quarter covenant calculations, generally in excess of the required minimums or well below maximums. The Registrant believes this will be the case for the foreseeable future.

28.	Please disclose under this heading whether you were in compliance with the financial covenants of the WestLB Revolver as of the most recent measurement date. We note your disclosure on page 67 regarding the terms of this agreement and on page F-44 regarding your overall compliance with restrictive covenants as of December 31, 2010.

Response: The Registrant has revised its disclosure on page 67.

Cash Flow - Operating Activities, page 68

29.	Please expand your discussion to more fully explain the reasons for the significant changes comprising the fluctuations in your working capital deficit.

Response: The Registrant has revised its disclosure on page 70 in response to the Staff’s comment.

Our business, page 85

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30.	Please tell us what consideration you gave to providing disclosure required by Item 101(c)(1)(iv) with respect to your intellectual property. In this regard we note your disclosure elsewhere in the prospectus about your desire to expand your intellectual property portfolio (e.g., page 3).

Response: The Registration has added disclosure on page 100 regarding its intellectual property.

Fully Integrated Platform, page 86

31.	Please clarify the meaning of your reference to “co-location” in the last paragraph under this heading.

Response: The Registrant has revised its disclosure on page 87 in response to the Staff’s comment.

Our Production Network, page 92

32.	Please provide disclosure required by Item 102 of Regulation S-K with respect to your headquarters or explain to us why this disclosure is not required.

Response: The Registrant has revised its disclosure on page 95 in response to the Staff’s comment.

Competition, page 95

33.	Please disclose the methods of competition in your industry. See Item 101(c)(1)(x) of Regulation S-K.

Response: The Registrant has revised its disclosure on page 97 in response to the Staff’s comment.

Legal Proceedings, page 98

34.	Your disclosure that “[t]hese claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources” appears at odds with your statement that you “are currently not a party to any material legal proceedings.” Please advise us accordingly.

Response: The Registrant has revised its disclosure on page 100 in response to the Staff’s comment.

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Management, page 99

Board Composition, page 105

35.	We note your disclosure under this heading that certain of your significant stockholders will have hold rights to appoint two directors to your board of directors. Please name the stockholders who will have this right and provide a cross-reference to your more detailed discussion on page 116 regarding the relevant investment agreement.

Response: The Registrant has revised its disclosure on page 107 in response to the Staff’s comment.

Executive Compensation, page 107

Summary Compensation Table, page 109

36.	Please indicate in footnote (1) to your summary compensation table, if true, that the stock compensation attributed to Messrs. Stroburg and Oh included the additional 18,000 and 18,635 restricted stock units that were awarded to them, respectively, as discussed under the heading “Long-Term Equity Compensation” on page 108.

Response: The Registrant has revised its disclosure on page 111 in response to the Staff’s comment.

Certain relationships and relates party transactions, page 112

37.	For each of your related party arrangements, please disclose the dollar amount of the transactions occurring during the years ended December 31, 2008 and 2009. See Instruction 1 to Item 404 of Regulation S-K.

Response: The Registrant has revised its disclosure on pages 114 through 118 in response to the Staff’s comment.

Bunge North America, page 113

38.	Please clarify the meaning of your disclosure on page 114 indicating that “REG incurred $211,000 in expense for the year ended December 31, 2010 related to the above described feedstock and biodiesel purchase arrangements with Bunge.”

August 24, 2011

Response: The Registrant has revised its disclosure on page 115 in response to the Staff’s comment.

Seneca Transaction, page 115

39.	Please clarify whether you will be obligated to issue 150,000 shares to each of the three owners or, instead, 150,000 shares in the aggregate.

Response: The Registrant has revised its disclosure on page 117 in response to the Staff’s comment.

Procedures for Approval of Related Party Transactions, page 116

40.	Please describe the standards that your audit committee will apply when determining whether to approve or ratify related party transactions.

Response: The Registrant notes the Staff’s comment and will update the Registration Statement with the requested disclosure as soon as the Registrant has finalized its related party transaction policy.

Principal stockholders and selling stockholders, page 118

41.	Please briefly describe the transactions pursuant to which the persons participating in the proposed offering acquired their shares and indicate the dates on which each transaction took place.

Response: The Registrant notes the Staff’s comment and will update the Registration Statement to include such disclosure as soon as the selling stockholders have been identified.

42.	Please identify the natural persons who have voting and/or dispositive authority over the common stock beneficially owned by each selling stockholder that is a legal entity. Please refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations.

Response: The Registrant notes the Staff’s comment and will update the Registration Statement to include such disclosure as soon as the selling stockholders have been identified.

43.	Please identify the “Other Selling Stockholders” to which you refer in your table or tell us what basis you have to exclude this information.

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Response: The Registrant notes the Staff’s comment and will update the Registration Statement to include such disclosure as soon as the selling stockholders have been identified.

44.	Please tell us whether any selling stockholder is a broker-dealer or an affiliate of a broker dealer. If any selling stockholder is an affiliate of a broker-dealer, please tell us the name of the broker-dealer and describe for us the nature of the affiliation. We may have additional comments based on your response.

Response: The Registrant notes the Staff’s comment and will update the Registration Statement to include such disclosure as soon as the selling stockholders have been identified.

Certain material United States federal income and estate tax considerations to non-Untied States holders, page 133

45.	Please remove the word “certain” from this heading and in the first paragraph thereunder.

Response: The Registrant has revised the disclosure on page 135 in response to the Staff’s comment.

Where you can find additional information, page 145

46.	We note your disclosure under this heading to the effect that all statements in the prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are qualified by reference to the copy of such document or contract filed as an exhibit to the registration statement. However, you may not qualify information in the prospectus in this manner unless incorporation by reference or a summary of a document filed as an exhibit is required. See Rule 411(a) of Regulation C. Please revise your disclosure accordingly.

Response: The Registrant has revised the disclosure on page 147 in response to the Staff’s comment.

Financial Statements, page F-1

Note 1 - Organization, Presentation, and Nature of the Business, page F-8

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Loss Per Share - Pro Forma Net Loss Per Share, page F-20

47.	We note that you intend to provide pro forma net loss per share data given your contemplated recapitalization. In this regard, please tell us what consideration you have given to the guidance in ASC 505-10-S99-4 (SAB Topic 4:C) to retroactively effect this change in your equity structure in the balance sheets and to ASC 260-10-55-12 through 55-14 for the presentation of earnings per share.

Response: The Registrant has evaluated the guidance in ASC 505-10-S99-4 (SAB Topic 4:C) and ASC 260-10-55-12 through 14 related to the proposed recapitalization. The Registrant does not believe that the proposed recapitalization is comparable to a stock dividend, stock split, or reverse split, but an exchange of securities with different rights and obligations that will be accounted for as an extinguishment of the previously outstanding securities consistent with the guidance in included in EITF Topic D-42, The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock. The Registrant has clarified within the Pro Forma Net Loss Per Share disclosures in Note 1 that the recapitalization is contingent upon the completion of the offering. The registrant expects to account for the exchange of preferred shares for common shares and the exchange of one series of preferred shares for a different series of preferred shares, in a manner consistent with the recapitalization related to the Biofuels Merger Recapitalization. The Registrant will compare the fair value of the common and preferred shares issued to the carrying amount of the preferred shares to be redeemed. The excess of the carrying amount of preferred share that will be redeemed over the fair value of the common and preferred shares to be issued will be recorded as an increase in additional paid-in capital and will be added to net earnings available to common shareholders.

Note 5 - Blackhawk, page F-28

48.	We note that prior to January 1, 2010, the Company consolidated Blackhawk according to the then requirements of ASC Topic 810 and that on January 1, 2010 you deconsolidated Blackhawk as a result of adopting ASU No. 2009-17. Please revise your critical accounting policies to add a section that addresses your previous accounting treatment of Blackhawk and provides a comprehensive discussion of ASU No. 2009-17, such that deconsolidation of Blackhawk was required.

Response: The Registrant has revised the disclosure on page F-29 in response to the Staff’s comment.

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Note 6 - Acquisitions and Equity Transactions, page F-29

General

49.	Since you previously had equity interests in both Blackhawk and CIE, please revise your note to provide the disclosures pursuant to FASB ASC 805-10-50-2g.2-4.

Response: The Registrant has evaluated the criteria of FASB ASC 805-10-50-2g.2-4 as it relates to previously held equity interests in both Blackhawk and CIE. The gain recognized as a result of remeasuring to fair value the Registrant’s equity interest in Blackhawk and CIE held immediately before the Blackhawk Merger and the CIE asset purchase was determined based upon the value of the Registrant’s stock at the time of each acquisition. The difference between fair value and the carrying value of the Blackhawk and CIE equity interests held prior to the remeasurement was deemed to be immaterial. There was no gain for Blackhawk and $46,000 related to CIE. The Registrant has concluded that the omitted disclosures are immaterial and has therefore not included any additional disclosures in the financial statements.

50.	Please tell us what consideration you have given to providing the financial statements of Central Iowa Energy, LLC and SoyMor Biodiesel, LLC as provided by Rule 3.05 of Regulation S-X.

Response: The Registrant respectfully submits that the assets and liabilities acquired pursuant to the SoyMor Biodiesel acquisition (“SoyMor Assets”) are not a business are not a business under Rule 11-01(d). In addition, assuming for purposes of discussion that the SoyMor Assets constituted a business, separate financial statements would not be required in the registration statement because the SoyMor Assets would not meet any of the conditions of significance at the 20% level.

The Registrant has evaluated the criteria in Rule 11-01(d) of Regulation S-X and has determined that the SoyMor Assets are not a business under that Rule because the SoyMor Assets do not have, and will not have, any continuity of operations prior to and after the purchase transaction. In reaching this determination, the Registrant has considered that, at the time of its acquisition, the SoyMor Assets had not produced any biodiesel since March 2008. Further supporting that the SoyMor Assets are not a business, the Registrant notes that since the SoyMor Assets did not have processes for operating, including standard operating procedures, strategic management, procurement, and marketing, there were not sufficient processes to constitute a business. Additionally, in order to operate the SoyMor Assets, the Registrant needed to repair and ready the manufacturing equipment, as well as hire personnel and put the processes noted above into place. The Registrant believes the missing inputs and processes could not be acquired without significant delay or effort by the Registrant or a market participant and such effort would be more than minor. Additionally, the Registrant anticipated the need for, and recently acquired, an additional $10 million in working capital to begin biodiesel production with the SoyMor Assets pending necessary improvements.

Most of the attributes outlined in Regulation 11-01(d) of Regulation S-X did not remain with the SoyMor Assets following the purchase by the Registrant, which indicates the SoyMor Assets do not constitute a business. The Registrant needed to put in place a

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market distribution system, sales force, supply agreements and customer base to make the SoyMor Assets a viable business operation. Further, the Registrant needed to employ individuals with the requisite skills and ability to operate the plant at full production. The Registrant has determined that since the acquisition of the SoyMor Assets does not meet the definition of a business under SEC Regulations S-X Rule 11-01(d), the Registrant would not be required to include financial statements as provided by Rule 3-05 of Regulation S-X.

As noted above, assuming only for purposes of this discussion that the SoyMor Assets represent a business, pursuant to Rule 3-05(b)(2) separate financial statements would not be required in the registration statement because the SoyMor Assets would not meet any of the conditions of significance at the 20% level.

The Registrant has evaluated the criteria pursuant to Rule 3-05(b)(2) for the Central Iowa Energy, LLC (“CIE”) purchase. Pursuant to Rule 3-05(b)(2) separate financial statements would not be required in the registration statement because CIE would not meet any of the conditions of significance at the 20% level. Additionally, in accordance with paragraph 2030.4 of the SEC Financial Reporting Manual, the Registrant would be allowed to use audited post-acquisition results to satisfy the audited financial statement requirements for the CIE purchase. The CIE purchase was completed on March 8, 2010. Therefore, the results of operations for the acquiree (CIE) are included in the Registrant’s audited financial statements for the year ended December 31, 2010 for a period in excess of nine months. We understand that under S-X 3-06, financial statements of an acquiree covering nine consecutive months may satisfy the financial statement requirements for one year when the financial statements are required under Rule 3-05. Therefore, the Registrant has determined that it has satisfied the Rule 3-05 requirements related to the CIE purchase.

Tellurian Biodiesel, Inc. and American BDF, LLC, page F-33

51.	We note that you issued 598,295 shares and up to an additional 731,250 shares of common stock for certain assets of Tellurian and ABDF. Please revise your disclosure to indicate how you accounted (or intend to account) for the 731,250 common shares in your financial statements.

Response: The Registrant has revised its disclosure on page F-33 in response to the Staff’s comment.

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Note 7 - Variable Interest Entity, page F-36

52.	Please reconcile for us the $6,843 Seneca Holdco Liability, at fair value, per your parent only balance sheet on page F-64 to the $10,406 liability per your consolidated balance sheet on page F-3. In this regard, we note the change in fair value as reflected on the respective statements of operations is $4,179. Please address whether there are any underlying differences in your accounting for this item between your parent only balance sheet and your consolidated balance sheet.

Response: Please find below the reconciliation of Seneca Holdco Liability reported between our parent statement and consolidated statement:

Seneca Holdco liability - consolidated	$10,406
Subsidiary obligation	(3,563	)(2)

Seneca Holdco liability – parent company	$6,843	(1)

(1)	The option to purchase and the option to require the purchase of the membership units of Seneca Landlord, LLC, is a contractual right and obligation of Renewable Energy Group, Inc. (the “Parent”). As the Company has elected the fair value option, the changes in fair value between the date of consolidation or $2,664 and the balance sheet date are recorded in earnings.

(2)	The Parent’s consolidated subsidiary has recorded the initial cash investment from Seneca Holdco, in the amount of $4,000 that was used for repairs to the Seneca Facility, as well as the Fees paid to date in the amount of $437. The Fees paid are credited to the put/call price upon exercise.

The Registrant notes there are no underlying differences in its accounting for this item between its parent only balance sheet and its consolidated balance sheet. However, the parent only balance sheet does not include the subsidiary financials, while the consolidated balance sheet contains both the parent company and subsidiary financials.

Note 11 - Investments, page F-39

53.

We note that you account for your investments in WIE and WDB under the cost method “due to the Company no longer having the ability to significantly influence the operations” of the entities. Please revise your disclosure to specifically identify the factors that support your conclusion

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that you no longer have the ability to exert significant influence over these entities.

Response: The Registrant has revised its disclosure on page F-39 in response to the Staff’s comment.

Note 13 - Accrued Expenses and Other Liabilities, page F-40

54.	Please revise your footnote to describe the facts and circumstances regarding the unfavorable lease obligation.

Response: The Registrant has revised its disclosure on page F-41 in response to the Staff’s comment.

Note 14 - Borrowings, page F-42

55.	Please revise your disclosure to clarify, if true, that the REG Danville term loan is classified as a current liability on your consolidated balance sheets. This comment also applies to your interim financial statements.

Response: The Registrant has revised its disclosure on page F-43 in response to the Staff’s comment.

Note 22 - Operating Segments, page F-60

56.	Please revise your registration statement to disclose revenue by product line as provided in FASB ASC 280-10-50-40.

Response: The Registrant has considered the guidance in ASC 280-10-50-40 related to revenues by product line. The Registrant notes that substantially all revenues within the Biodiesel segment are generated from the sale of biodiesel. The sale of other products, including glycerin and other co-products of the biodiesel production process, are less than 5% of total Biodiesel segment revenues and as a result the related net sales have not been separately disclosed and the amount is immaterial. If the amount increases to a material amount in future periods, the registrant notes that the disclosure will be added in future filings.

57.	Please disclose the amount of assets for each of your segments as of the fiscal year ended December 31, 2008. Please refer to Item 101(b) of Regulation S-K.

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Response: The Registrant has revised the disclosure on page F-60 in response to the Staff’s comment.

Schedule I - Financial Information of Parent Company, page F-64

Condensed Statements of Operations, page F-65

58.	We note that your net loss attributable to the company’s common stockholders does not equal the same line item on your consolidated statements of operations appearing on page F-4. Please revise your registration statement as appropriate or advise us as to the reason for the difference.

Response: The Registrant has revised its disclosure on page F-65 in response to the Staff’s comment.

Item 15. Recent Sales of Unregistered Securities, page II-2

59.	Please provide the disclosure required by Item 701 of Regulation S-K with regard to all unregistered sales of your securities within the last three years or supplementally confirm that you have already provided this information.

Response: The Registrant has revised the disclosure on page II-3 in response to the Staff’s comment.

Item 17. Undertakings, page II-7

60.	Please tell us why you have included the first undertaking under this heading.

Response: The Registrant has revised its disclosure on page II-7.

Exhibit Index

61.	It appears that you have omitted the schedules and/or exhibits from the credit agreements incorporated by reference as exhibits 10.1, 10.3, 10.6, 10.12, 10.17, and 10.21. Please refile these agreements to include all schedules and exhibits referenced therein. Refer to Item 601(b)(10) of Regulation S-K.

Response: The Registrant has refiled the requested exhibits with all schedules and exhibits.

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62.	We note that the following agreements are not included in your exhibit list.

•	Agreement pursuant to which Fifth Third agreed to waive REG Danville’s noncompliance with its term loan covenants, as discussed on page 66.

•	Agreements with Bunge for the provision of services related to raw materials procurement and the purchase and sale of biodiesel, as referenced on page 66.

•	Agreement(s) for the Bell, LLC joint venture and leasing arrangement described on page 67.

•	Employment agreement with Daniel Oh referenced on page 110.

•	Agreement underlying your arrangement with West Central pursuant to which you have reimbursed West Central for compensating Jeffrey Stroburg, as described on pages 107 and 113.

•	Purchase agreements between Bunge and REG Danville and REG Newton described on page 114.

•	Tolling agreement with ED&F Man described on page 114.

•	Termination agreement with USRG Holdco IX, LLC described on page 115.

•

Asset purchase agreement entered into in connection with the Tellurian and ABDF asset acquisition pursuant to which you have an outstanding obligation to issue shares of common stock under certain conditions, as referenced on page 126.

Please file these agreements as exhibits with your next amendment or as soon as possible thereafter or explain to us why you are not required to do so under Item 601 of Regulation S-K.

Response: The Registrant has filed or will file by amendment all agreements that the Staff requested to be filed except as noted below.

The Registrant respectfully submits that there is no written agreement underlying the Registrant’s arrangements with West Central pursuant to which the Registrant has reimbursed West Central for compensating Jeffrey Stroburg. The agreement

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discussed in the registration statements reflects the oral agreement of the parties, which was never memorialized in writing. As such, there is no such agreement for the Registrant to file.

In addition, the Registrant’s asset purchase agreement entered into in connection with the Tellurian and ABDF transaction is not material to the Registrant. The total number of shares issued in connection with the Tellurian/ABDF transaction represented less than 1% of the Registrant’s outstanding capital stock. Assuming additional shares are issued in accordance with the terms of the asset purchase agreement, the total number of shares issued in connection with the transaction will represent less than 5% of the Registrant’s outstanding capital stock. While the acquisition of Tellurian/ABDF provides a strategic benefit to the Registrant, such benefit is not material and the assets acquired are not material to the Registrant. Due to these factors, the Registrant respectfully submits the asset purchase agreement with Tellurian/ABDF is not material to the Registrant and, as such, the agreement is not required to be filed pursuant to Item 601 of Regulation S-K.

Annual Report on Form 10-K for the fiscal year ended December 31, 2010

Item 9A. Controls and Procedures, page 91

Changes in Internal Control over Financial Reporting, page 91

63.	We note your disclosure that “[e]xcept for the changes described above, there have been no changes during the Company’s quarter ended December 31, 2010 in [y]our internal control over financial reporting…that have materially affected, or are reasonably likely to materially affect, [y]our internal control over financial reporting.” In future filings, please revise your disclosure to affirmatively state, if true, that there were changes in your internal control over financial reporting that occurred during the period that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Response: The Registrant notes the Staff’s comment and will revise future filings accordingly.

Exhibit 31

64.

We note that you omitted paragraph 4(b) from your Section 302 certifications. Please file an amendment to your annual report on Form 10-K for the fiscal year ended December 31, 2010 that contains the cover

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page, explanatory note, signature page, and paragraphs 1, 2, 4 and 5 of the Section 302 certification. Please refer to Question 246.13 of our Regulation S-K Compliance and Disclosure Interpretations available on our website. Please also comply with this comment with respect to your quarterly reports on Form 10Q for the periods ended March 31 and June 30, 2011.

Response: The Registrant will promptly file appropriate amendments to its annual report on Form 10-K and its quarterly reports on Form 10-Q for the periods ended March 31 and June 30, 2011, in response to the Staff’s comment.

* * *

The Registrant acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to answer your questions or provide you with any other information you need. Please contact me at (415) 983-7480.

Very truly yours,

/s/ Blair W. White

Blair W. White

cc:	Jeffery Stroburg
Daniel J. Oh
Chad Stone